# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MANGOCEUTICALS, INC., CIK 0001938046
CUSIP: 56270V205
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 17130 DALLAS PKWY, SUITE 240, Dallas, Texas (TX), 75248
Date of event which requires filing of this statement: 03/09/2026
Filed by CIK 0001432078
Persons authorized to receive notices and communications: Jacob D. Cohen, 17130 N. Dallas Parkway,, Suite 240,, Dallas, Texas (TX), 75248, (214) 242-9619

## Reporting persons
- Jacob D. Cohen (CIK 0001432078): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,633,333; shared voting power 3,355,000; sole dispositive power 1,633,333; shared dispositive power 3,355,000; aggregate amount beneficially owned 4,098,333 (21.5% of the class)
  Comment: (7)(9)(11) Includes 83,333 shares of common stock issuable upon exercise of options to purchase shares of common stock at an exercise price of $4.80 per share and an expiration date of December 28, 2028, 50,000 shares of common stock issuable upon exercise of options to purchase shares of common stock at an exercise price of $16.50 per share and an expiration date of August 31, 2027, and 1,500,000 shares of common stock issuable upon the exercise of options to purchase shares of common stock at an exercise price of $2.30 per share and an expiration date of September 9, 2035, which have vested, or which vest, within 60 days of October 5, 2026, and are held by Mr. Cohen. Also includes 50,000 shares of common stock issuable upon exercise of the Tiger Cub Warrants (discussed below). (13) Percentage is based on 21,567,422 shares of Common Stock outstanding as of October 5, 2026, as confirmed by the Issuer's transfer agent on such date, plus the shares of common stock issuable upon exercise of the options and warrants discussed above.
- The Tiger Cub Trust (CIK 0001974475): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,355,000; sole dispositive power 0; shared dispositive power 3,355,000; aggregate amount beneficially owned 3,355,000 (15.5% of the class)
  Comment: (7)(9)(11) Includes 50,000 shares of common stock issuable upon exercise of the Tiger Cub Warrants (discussed below). (13) Percentage is based on 21,567,422 shares of Common Stock outstanding as of October 5, 2026, as confirmed by the Issuer's transfer agent on such date, plus the shares of common stock issuable upon exercise of the warrants discussed above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: MANGOCEUTICALS, INC.
Address of issuer's principal executive offices: 17130 DALLAS PKWY, SUITE 240, Dallas, Texas (TX), 75248
Comment: This Amendment No. 6 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 3, 2023, as amended from time to time, by Jacob D. Cohen and The Tiger Cub Trust (the "Trust")(the Schedule 13D as amended and modified to date, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein. As used in this Amendment: "Common Stock" means the common stock of the Issuer; "Issuer" or "Company" means Mangoceuticals, Inc.; and "Reporting Persons" means Jacob D. Cohen and The Tiger Cub Trust. Effective on October 16, 2024, the Company affected a 1-for-15 reverse stock split of its outstanding common stock, which has been reflected in the disclosures throughout this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On May 2, 2025, the Company borrowed $100,000 from The Tiger Cub Trust, which trust is controlled by the Company's Chief Executive Officer and Chairman, Jacob D. Cohen ("Tiger Cub"), which loan was evidenced by a Promissory Note dated May 2, 2025 (the "Promissory Note"). The Promissory Note bears interest at 18% per annum, compounded monthly, with accrued interest payable in full on the maturity date, subject to acceleration and prepayment terms as described below. The Promissory Note matures on the earlier of (i) May 2, 2026 (the "Stated Maturity Date"), (ii) the date on which Tiger Cub provides written notice of acceleration following an event of default or other specified triggering event, and (iii) five (5) business days following the closing of a Qualified Funding (as defined therein) (a "Mandatory Prepayment"). On, and effective on July 21, 2025, the Company entered into an Agreement to Amend Promissory Note (the "Agreement to Amend"), with Tiger Cub, pursuant to which (a) Tiger Cub and the Company agreed to amend and restate the Promissory Note into an Amended and Restated Convertible Promissory Note (the "A&R Note"); and (b) the Company granted Tiger Cub warrants to purchase 50,000 shares of common stock (the "Tiger Cub Warrants").

The Agreement to Amend included certain representations and warranties to Tiger Cub. The A&R Note amended and restated the Promissory Note to (a) provide Tiger Cub the option to convert the principal and accrued interest under the note into shares of common stock of the Company at a conversion price of $1.785 per share; and (b) remove the Mandatory Prepayment requirement. The Tiger Cub Warrants have an exercise price of $1.815 per share, a term through July 21, 2028 and cash only exercise rights.

On September 30, 2025, Jacob D. Cohen transferred 500,000 shares of Common Stock for no consideration to The Tiger Cub Trust, of which he is trustee and which entity he controls.

On December 19, 2025, the note was paid in full, including accrued interest of $18,000 resulting in a loss on debt extinguishment of $6,450.

On July 28, 2026, the Issuer entered into a Business Combination Agreement with Nuclea Energy Inc. and certain other parties (the "Business Combination Agreement"), providing for a proposed business combination through a Canadian exchangeable share structure (the "Transaction"). The Transaction was subject to the terms and conditions of the Business Combination Agreement, including required stockholder and Nasdaq approvals, and has since been terminated. In connection with the Transaction, Mr. Cohen entered into a Release and Separation Agreement with the Issuer, as described in Item 6 below.

On July 28, 2026, Mr. Cohen acquired 2,000,000 shares of Common Stock as a bonus in lieu of a change of control payment otherwise payable under his employment agreement pursuant to the Release and Separation Agreement (see Item 6, below).

On August 11, 2026, Mr. Cohen transferred those 2,000,000 shares to the Trust for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities beneficially owned by each Reporting Person are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Transactions in the class effected during the past sixty days: The information in Item 3 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D. Except as set forth herein, including the A&R Note and agreement evidencing the Tiger Cub Warrants as described below, and customary stock option agreements evidencing Mr. Cohen's options which were granted by the Issuer, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

In connection with the Transaction, Mr. Cohen entered into a Release and Separation Agreement with the Issuer dated July 28, 2026 (the "Separation Agreement"). Under the Separation Agreement, the Issuer agreed to issue Mr. Cohen 2,000,000 shares of Common Stock upon execution of the Separation Agreement in lieu of certain payments otherwise due under his employment agreement. The Separation Agreement also provides that Mr. Cohen's previously granted unvested stock options and other equity awards will vest and become exercisable upon the termination of his employment at the closing of the Transaction, subject to the terms of the Separation Agreement. The foregoing description is qualified in its entirety by reference to the Separation Agreement, filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed July 30, 2026, and incorporated herein by reference. The Business Combination Agreement has since been terminated by the parties.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement of the Reporting Persons dated May 2, 2023 - https://www.sec.gov/Archives/edgar/data/1432078/000149315223015231/ex-a.htm 2. Common Stock Purchase Warrant to purchase 50,000 shares of common stock, issued to Tiger Cub Trust dated July 21, 2025 - https://www.sec.gov/Archives/edgar/data/1938046/000149315225011336/ex4-1.htm 3. Amended and Restated Convertible Promissory Note dated July 21, 2025, by and between Mangoceuticals, Inc., as borrower, and to Tiger Cub Trust, as holder - https://www.sec.gov/Archives/edgar/data/1938046/000149315225011336/ex10-3.htm 4. Mangoceuticals, Inc. 2022 Equity Incentive Plan Stock Option Agreement dated December 28, 2023 - https://www.sec.gov/Archives/edgar/data/1938046/000149315223046641/ex10-2.htm 5. Mangoceuticals, Inc. 2022 Equity Incentive Plan Stock Option Agreement dated September 9, 2025 - https://www.sec.gov/Archives/edgar/data/1938046/000149315225013213/ex10-2.htm 6. Release and Separation Agreement between Mangoceuticals, Inc. and Jacob D. Cohen https://www.sec.gov/Archives/edgar/data/1938046/000149315226035323/ex10-1.htm

## Signatures
- Jacob D. Cohen: /s/ Jacob D. Cohen, Jacob D. Cohen (10/06/2026)
- The Tiger Cub Trust: /s/ Jacob D. Cohen, Jacob D. Cohen Trustee (10/06/2026)